Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-163403

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 30, 2009)

5,405,406 Shares

Trustmark Corporation
Common Stock

We are offering 5,405,406 shares of our common stock through this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “TRMK.” The last reported sale price of our common stock on December 1, 2009 was $19.00 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-10 of this prospectus supplement.

	Per Share	Total

Public offering price	$18.5000	$100,000,011

Underwriting discounts and commissions	$0.8325	$4,500,000

Proceeds, before expenses, to us	$17.6675	$95,500,011

The underwriters may also purchase up to an additional 810,810 shares of common stock from us at the public offering price, less the underwriting discount and commissions payable by us, to cover over-allotments, if any, within 30 days following the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $5,175,000, and the total proceeds, before expenses, to us will be $109,824,996.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about December 7, 2009.

Joint Book-Running Managers

UBS Investment Bank	J.P. Morgan
Co-Managers

Keefe, Bruyette & Woods	Sandler O’Neill + Partners, L.P.

The date of this prospectus supplement is December 1, 2009.

Prospectus Supplement

Prospectus

In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus, any “free writing prospectus” we may authorize to deliver to you, or any other offering material filed or provided by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any other offering material is accurate as of any date other than the date on the front of such document. Any information incorporated by reference in this prospectus supplement, the accompanying prospectus or any other offering material is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

i

We and the underwriters are offering to sell the common stock, and are seeking offers to buy the common stock, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering and about the offering itself. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained or incorporated by reference in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described in the accompanying prospectus under “Incorporation of Certain Documents by Reference” before investing in our common stock.

Forward-looking statements

Certain statements contained herein and the documents incorporated herein are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. These forward-looking statements include, but are not limited to, statements relating to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things and encompass any estimate, prediction, expectation, projection, opinion, anticipation, outlook or statement of belief included therein as well as the management assumptions underlying these forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of the events described under the caption “Risk Factors” beginning on page 3 of the accompanying prospectus and on page S-10 of this prospectus supplement and in the information incorporated by reference, could have an adverse effect on our business, results of operations and financial condition. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected.

Risks that could cause actual results to differ materially from current expectations of management include, but are not limited to, changes in the level of nonperforming assets and charge-offs, local, state and national economic and market conditions, including the extent and duration of the current volatility in the credit and financial markets, changes in our ability to measure the fair value of assets in our portfolio, material changes in the level and/or volatility of market interest rates, the performance and demand for the products and services we offer, including the level and timing of withdrawals from our deposit accounts, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, our ability to attract noninterest-bearing deposits and other low-cost funds, competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, economic conditions and monetary and other governmental actions designed to address the level and volatility of interest rates and the volatility of securities, currency and other markets, the enactment of legislation and changes in existing regulations, or enforcement practices, or the adoption of new regulations, changes in accounting standards and practices, including changes in the interpretation of existing standards, that effect our consolidated financial statements, changes in consumer spending, borrowings and savings habits, technological changes, changes in the financial performance or condition of our borrowers, changes in our ability to control expenses, changes in our compensation and benefit plans, greater than expected costs or difficulties related to the integration of new products and lines of business, natural disasters, acts of war or terrorism and other risks described in our filings with the Securities and Exchange Commission.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Except as required by law, we undertake no obligation to update or revise any of this information, whether as the result of new information, future events or developments or otherwise.

Summary

The following summary contains basic information about this offering. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully consider the information contained in and incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information set forth under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements.”

The terms “Trustmark,” “Company” and “we,” “us” or “our” wherever used herein refer to Trustmark Corporation together with all of its subsidiaries, unless otherwise indicated or the context otherwise requires.

THE COMPANY

Trustmark Corporation, a Mississippi business corporation incorporated in 1968, is a multi-bank holding company headquartered in Jackson, Mississippi. Trustmark’s principal subsidiary is Trustmark National Bank, which was initially chartered by the State of Mississippi in 1889.

Through Trustmark National Bank and its other subsidiaries, Trustmark operates as a financial services organization providing banking and other financial solutions through approximately 150 offices and 2,600 associates located in the states of Mississippi, Tennessee, Florida and Texas. The principal products produced and services rendered by Trustmark National Bank and Trustmark’s other subsidiaries are as follows:

Commercial Banking—Trustmark National Bank provides a full range of commercial banking services to corporations and other business clients. Loans are provided for a variety of general corporate purposes, including financing for commercial and industrial projects, income producing commercial real estate, owner-occupied real estate and construction and land development. Trustmark National Bank also provides deposit services, including checking, savings and money market accounts and certificates of deposit as well as treasury management services.

Consumer Banking—Trustmark National Bank provides banking services to consumers, including checking, savings, and money market accounts as well as certificates of deposit and individual retirement accounts. In addition, Trustmark National Bank provides consumer clients with installment and real estate loans and lines of credit.

Mortgage Banking—Trustmark National Bank provides mortgage banking services, including construction financing, production of conventional and government insured mortgages, secondary marketing and mortgage servicing.

Wealth Management and Trust Services—Trustmark National Bank offers specialized services and expertise in the areas of wealth management, trust, investment and custodial services for corporate and individual clients. These services include the administration of personal trusts and estates as well as the management of investment accounts for individuals, employee benefit plans and charitable foundations. Trustmark National Bank also provides corporate trust and institutional custody, securities brokerage, insurance, financial and estate planning and retirement plan services. Trustmark National Bank’s wealth management division is also served by Trustmark Investment Advisors, Inc., an SEC-registered investment adviser. Trustmark Investment Advisors, Inc. provides customized investment management services for Trustmark National Bank clients and also serves as investment advisor to The Performance Funds, a proprietary family of mutual funds.

Insurance—Trustmark National Bank provides an array of insurance solutions for business and individual risk management needs. Business insurance offerings include services and specialized products for medical professionals, construction, manufacturing, hospitality, real estate and group life and health plans. Individual clients are also provided life and health insurance, and personal line policies. Trustmark National Bank provides these services through The Bottrell Insurance Agency, Inc., one of the largest agencies in Mississippi, which is based in Jackson, and Fisher-Brown, Incorporated, a leading insurance agency in Northwest Florida.

RECENT DEVELOPMENTS

The following is a description of recent developments that affect our business.

Warrant Held by the Treasury

If we redeem all of the outstanding 215,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, (no par) liquidation preference $1,000 per share, (the “Senior Preferred”) which we sold to the United States Department of the Treasury (the “Treasury”) on November 21, 2008 under the Treasury’s Troubled Asset Relief Program Capital Purchase Program (the “CPP”), in part with the proceeds of this offering, we intend to seek agreement with the Treasury to repurchase the warrant exercisable for 1,647,931 shares of our common stock, which we issued to the Treasury as part of our participation in the CPP, at its fair market value.

FDIC Insurance Assessments

The deposits of Trustmark National Bank are insured up to regulatory limits set by the Deposit Insurance Fund (“DIF”), as administered by the Federal Deposit Insurance Corporation (“FDIC”), and, accordingly, are subject to deposit insurance assessments to maintain the DIF. The FDIC uses a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating (the “CAMELS” component rating). As of January 1, 2007, the previous nine risk categories used in the risk matrix were condensed into four risk categories which continue to be distinguished by capital levels and supervisory ratings. For Risk Category I institutions (generally those institutions with less than $10 billion in assets), including Trustmark National Bank, assessment rates are determined from a combination of financial ratios and CAMELS component ratings. The minimum annualized assessment rate for Risk Category I institutions during 2009 was 12 basis points per $100 of deposits with the maximum rate being 16 basis points. Assessment rates for institutions in Risk Category I may vary within this range depending upon changes in CAMELS component ratings and financial ratios.

In 2008, Trustmark’s expenses related to deposit insurance premiums totaled $2.7 million as it completed its use of the one-time assessment credit of $5.6 million it received during 2007. In addition, Trustmark National Bank also paid $769,000 in Financing Corporation (“FICO”) assessments related to outstanding FICO bonds for which the FDIC serves as collection agent. The bonds issued by the FICO are due to mature from 2017 through 2019. For the quarter ended December 31, 2008, the FICO assessment was equal to 1.14 basis points per $100 of deposits.

On October 3, 2008, as part of the Emergency Economic Stabilization Act of 2008 (“EESA”), the basic limit on federal deposit insurance coverage was increased from $100,000 to $250,000 per depositor. The EESA, as amended by the Helping Families Save Their Homes Act of 2009, provides that the basic deposit insurance limit will return to $100,000 after December 31, 2013, except for IRAs and certain other retirement accounts, which will remain at $250,000 per depositor.

On October 14, 2008, the FDIC announced the Temporary Liquidity Guarantee Program (“TLGP”) which was designed to strengthen confidence and encourage liquidity in the banking system. The TLGP consists of two components: a temporary guarantee of certain newly-issued unsecured debt (the “Debt Guarantee Program”) and a temporary unlimited deposit insurance on funds in noninterest-bearing transaction deposit accounts not covered by the federal deposit insurance coverage limit of $250,000 (the “Transaction Account Guarantee Program”). Under the Debt Guarantee Program, the FDIC guarantees, with certain limitations, newly issued senior unsecured debt with a term greater than 30 days of eligible participating entities. Under the Transaction Account Guarantee Program, the FDIC

guarantees noninterest-bearing transaction accounts, as well as Negotiable Order of Withdrawal, or NOW, accounts with interest rates of 50 basis points or less. Trustmark and its banking subsidiaries opted to participate in both programs, but incurred no additional assessment for the Debt Guarantee Program since it currently has no qualifying debt outstanding. Participants in the Transaction Account Guarantee Program, including Trustmark, paid an assessment of 10 basis points for covered deposits exceeding $250,000. The Debt Guarantee Program expired on October 31, 2009, although the FDIC established a limited emergency guarantee facility that is available to entities that apply to and receive prior approval from the FDIC. The FDIC extended the Transaction Account Guarantee Program (which had originally been set to expire on December 31, 2009) to June 30, 2010 and increased the assessment rate to 15, 20 or 25 basis points, depending on the institution’s risk category. The assessment rate applicable to Trustmark for participation in the Transaction Account Guarantee Program from December 31, 2009 to June 30, 2010 will be 15 basis points, based on Trustmark’s inclusion in Risk Category I.

The FDIC has stated its intention, as part of a proposed plan to restore the DIF following significant decreases in its reserves, to increase deposit insurance assessments. On January 1, 2009, the FDIC increased its assessment rates and has since imposed further rate increases and changes to the current risk-based assessment system. On May 22, 2009, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution’s assets less Tier 1 capital as of June 30, 2009. On November 12, 2009, the FDIC adopted a final rule requiring a majority of institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC will collect the prepaid assessments on December 30, 2009. Trustmark expects that its prepayment amount for the assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012 will be approximately $39.1 million, based on calculations made using the FDIC’s Prepayment Assessment Calculator.

***

Our principal executive offices are located at 248 East Capitol Street, Jackson, Mississippi 39201. Our telephone number is (601) 208-5111.

The Offering

Common stock offered	5,405,406 shares.

Over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 810,810 additional shares of common stock to cover over-allotments, if any.

Common stock to be outstanding after this offering	62,845,453 shares (63,656,263 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $95.0 million (approximately $109.3 million if the underwriters exercise their over-allotment option in full).

Upon completion of this offering, we intend to notify the Treasury of our intent to redeem all 215,000 outstanding shares of our Senior Preferred. The approval of the Treasury and our banking regulators is required for the redemption of the Senior Preferred. We have consulted with our banking regulators as to our intent to redeem the Senior Preferred, and we understand that the Treasury will also consult with these regulators upon receipt of notice from us of our intent to so redeem. We can make no assurances as to when, or if, we will receive such approvals. If we receive such approvals, we expect to fund any such redemption with a portion of the net proceeds of this offering. The Senior Preferred would be redeemed at its $1,000 per share liquidation amount, plus accrued and unpaid dividends (which we estimate will be approximately $0.9 million as of December 15, 2009, for the period from November 16, 2009 to December 15, 2009).

If we do not redeem the Senior Preferred, we intend to use the net proceeds of this offering for other general corporate purposes. See “Use of Proceeds.”

If we redeem all of the 215,000 outstanding shares of our Senior Preferred, we intend to seek agreement with the Treasury to repurchase the warrant exercisable for 1,647,931 shares of our common stock, which we issued to the Treasury as part of our participation in the CPP, at its fair market value.

Certain U.S. federal income tax considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning our common stock in light of your particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Risk factors	See “Risk Factors” beginning on page S-10 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Select Market Symbol	TRMK

The number of shares of our common stock to be outstanding immediately after the offering is based on 57,440,047 shares outstanding as of December 1, 2009 and excludes (i) 1,545,625 shares issuable upon exercise of outstanding options, which have a weighted average exercise price of $26.22 and a weighted average life of 2.89 years, (ii) 224,926 shares issuable upon satisfaction of the performance measures with respect to outstanding restricted stock grants, which have a weighted average remaining vesting life of 1.08 years, and 298,851 shares issuable pursuant to time-vested awards, which have a weighted average remaining vesting life of 1.49 years, and (iii) 1,647,931 shares issuable upon exercise of the warrant held by the Treasury, with an exercise price of $19.57 per share, which we issued to the Treasury as part of our participation in the CPP.

Summary historical selected financial data

The following is selected consolidated financial data for Trustmark for the nine-month periods ended September 30, 2009 and 2008 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004. Dollar amounts in the following table, other than per share data, are all in thousands of dollars.

The selected consolidated financial data for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements. Our consolidated financial statements for each of the five fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 were audited by KPMG LLP, an independent registered public accounting firm. The selected consolidated condensed financial data for Trustmark for the nine-month periods ended September 30, 2009 and 2008 are derived from our unaudited consolidated condensed financial statements filed on Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009 and September 30, 2008, and, in our opinion, such financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data for those periods. Our results of operations for the nine-month period ended September 30, 2009 may not be indicative of results that may be expected for the full fiscal year. The summary below should be read in conjunction with our unaudited consolidated condensed financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and our audited consolidated financial statements, and the related notes thereto, and the other detailed information contained in our 2008 Annual Report on Form 10-K, as amended by our Annual Report on form 10-K/A (Amendment No. 1). For more information, see the section entitled “Where You Can Find More Information.”

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2009	2008	2008	2007	2006	2005	2004

	(unaudited)	(unaudited)

Consolidated Statements of Income
Total interest income	$335,326	$364,487	$483,279	$543,143	$482,746	$415,697	$364,355
Total interest expense	69,409	132,724	164,119	242,360	202,175	139,256	88,738

Net interest income	265,917	231,763	319,160	300,783	280,571	276,441	275,617
Provision for loan losses	59,403	59,728	76,412	23,784	(5,938)	19,541	(3,055)
Noninterest income	127,959	138,932	177,258	162,447	155,128	143,107	124,028
Noninterest expense	232,612	212,174	283,719	276,449	260,480	243,276	225,309

Income before income taxes	101,861	98,793	136,287	162,997	181,157	156,731	177,391
Income taxes	33,291	31,708	43,870	54,402	61,884	53,780	60,682

Net income	68,570	67,085	92,417	108,595	119,273	102,951	116,709
Preferred stock dividend/discount accretion	9,398	—	1,353	—	—	—	—

Net Income Available to Common Shareholders	$59,172	$67,085	$91,064	$108,595	$119,273	$102,951	$116,709

Common Share Data
Basic earnings per share	$1.03	$1.17	$1.59	$1.88	$2.11	$1.82	$2.01
Diluted earnings per share	1.03	1.17	1.59	1.88	2.09	1.81	2.00
Cash dividends per share	0.69	0.69	0.92	0.89	0.85	0.81	0.77

Summary historical selected financial data

	September 30,		December 31,
	2009	2008	2008	2007	2006	2005	2004

	(unaudited)	(unaudited)

Consolidated Balance Sheets
Total assets	$9,368,498	$9,086,273	$9,790,909	$8,966,802	$8,840,970	$8,389,750	$8,052,957
Securities	1,771,228	1,163,952	1,802,470	717,441	1,050,515	1,295,784	1,655,621
Loans (including loans held for sale)	6,619,592	6,894,892	6,960,668	7,188,300	6,658,528	6,060,279	5,447,006
Deposits	6,870,435	6,937,678	6,823,870	6,869,272	6,976,164	6,282,814	5,450,093
Common shareholders’ equity	1,014,900	948,998	973,340	919,636	891,335	741,463	750,396
Preferred shareholder equity	206,461	—	205,126	—	—	—	—

Capital Ratios
Total equity/total assets	13.04%	10.44%	12.04%	10.26%	10.08%	8.84%	9.32%
Common equity/total assets	10.83%	10.44%	9.94%	10.26%	10.08%	8.84%	9.32%
Tangible equity/tangible assets	10.04%	7.22%	9.11%	6.94%	6.67%	7.00%	7.37%
Tangible common equity/tangible assets	7.76%	7.22%	6.95%	6.94%	6.67%	7.00%	7.37%
Tier 1 leverage ratio	10.70%	8.11%	10.42%	7.86%	7.65%	7.19%	7.22%
Tier 1 risk-based capital ratio	14.11%	9.86%	13.01%	9.17%	9.60%	9.53%	10.39%
Total risk-based capital ratio	16.09%	11.80%	14.95%	10.93%	11.40%	10.78%	11.55%

As Further Adjusted Capital Ratios(1)
Total equity/total assets	11.74%
Common equity/total assets	11.74%
Tangible equity/tangible assets	8.70%
Tangible common equity/tangible assets	8.70%
Tier 1 leverage ratio	9.37%
Tier 1 risk-based capital ratio	12.36%
Total risk-based capital ratio	14.33%

Credit Quality Ratios
Net charge offs/average loans	1.00%	0.92%	0.87%	0.23%	0.06%	0.13%	0.12%
Provision for loan losses/average loans	1.16%	1.13%	1.09%	0.35%	−0.09%	0.34%	−0.06%
Nonperforming loans/total loans (including LHFS*)	2.09%	1.53%	1.64%	0.91%	0.55%	0.48%	0.40%
Nonperforming assets/total loans (including LHFS*) plus ORE**	3.14%	1.99%	2.18%	1.02%	0.58%	0.56%	0.51%
ALL/total loans (excluding LHFS*)	1.61%	1.35%	1.41%	1.13%	1.10%	1.30%	1.21%

Performance Ratios
Return on average common equity	7.91%	9.52%	9.62%	12.02%	14.89%	13.86%	16.11%
Return on average tangible common equity	11.89%	14.80%	14.88%	19.17%	20.78%	18.24%	19.80%
Return on average total equity	7.60%	9.52%	9.53%	12.02%	14.89%	13.86%	16.11%
Return on average assets	0.95%	0.99%	1.01%	1.23%	1.42%	1.25%	1.43%
Net interest margin-FTE***	4.22%	3.95%	4.01%	3.91%	3.84%	3.85%	3.82%
Efficiency ratio(2)	58.01%	56.20%	56.12%	58.48%	58.44%	56.71%	55.22%

(1)	The as further adjusted capital ratios are adjusted to reflect (a) the receipt of net proceeds of this offering of $95.0 million (assuming the underwriters do not exercise their over-allotment option), and (b) the payment of $215.0 million to redeem the Senior Preferred and $1.3 million of dividends accrued thereon for the period from August 16, 2009 to September 30, 2009.

(2)	Efficiency ratio is calculated as noninterest expense divided by the sum of net interest income-FTE and noninterest income.

*	LHFS is Loans Held for Sale.

**	ORE is Other Real Estate.

***	FTE is Fully Tax Equivalent.

NON-GAAP FINANCIAL MEASURES

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus supplement, we disclose the ratios of tangible common equity/tangible assets and return on average tangible common equity/tangible common equity, which are non-GAAP financial measures that are commonly used in the analysis of financial institutions. Tangible common equity, as defined by Trustmark, represents common equity less goodwill and identifiable intangible assets.

Trustmark believes these measures are important because they reflect the level of capital available to withstand unexpected market conditions. Additionally, presentation of these measures allows readers to compare certain aspects of Trustmark’s capitalization to other organizations. These ratios differ from capital measures defined by banking regulators principally in that the numerator excludes shareholders’ equity associated with preferred securities, the nature and extent of which varies across organizations.

These calculations are intended to complement the capital ratios defined by GAAP and banking regulators. Because GAAP does not include these tangible common equity ratios, Trustmark believes there are no comparable GAAP financial measures. The following table reconciles Trustmark’s calculation of these measures to amounts reported under GAAP. Despite the importance of these measures to Trustmark, there are no standardized definitions for them and, as a result, Trustmark’s calculations may not be comparable with other organizations. Also there may be limits in the usefulness of these measures to investors. As a result, Trustmark encourages readers to consider its consolidated financial statements in their entirety and not to rely on any single financial measure.

Reconciliation to GAAP Financial Measures
($ in thousands)

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2009	2008	2008	2007	2006	2005	2004

Tangible Common Equity
Average Balances
Total shareholders’ equity	$1,205,619	$941,188	$970,061	$903,375	$800,877	$742,947	$724,324
Less: Preferred stock	(205,865)	—	(22,971)	—	—	—	—

Total average common equity	999,754	941,188	947,090	903,375	800,877	742,947	724,324
Less: Goodwill	(291,104)	(291,162)	(291,153)	(290,688)	(190,288)	(137,328)	(109,835)
Identifiable intangible assets	(22,424)	(26,608)	(26,069)	(30,653)	(24,521)	(30,510)	(18,013)

Total average tangible common equity	$686,226	$623,418	$629,868	$582,034	$586,068	$575,109	$596,476

Period End Balances
Total shareholders’ equity	$1,221,361	$948,998	$1,178,466	$919,636	$891,335	$741,463	$750,396
Less: Preferred stock	(206,461)	—	(205,126)	—	—	—	—

Total common equity	1,014,900	948,998	973,340	919,636	891,335	741,463	750,396
Less: Goodwill	(291,104)	(291,145)	(291,104)	(291,177)	(290,363)	(137,368)	(137,225)
Identifiable intangible assets	(20,819)	(24,887)	(23,821)	(28,102)	(32,960)	(28,703)	(32,004)

Total tangible common equity (a)	$702,977	$632,966	$658,415	$600,357	$568,012	$575,392	$581,167

Tangible Assets
Total assets	$9,368,498	$9,086,273	$9,790,909	$8,966,802	$8,840,970	$8,389,750	$8,052,957
Less: Goodwill	(291,104)	(291,145)	(291,104)	(291,177)	(290,363)	(137,368)	(137,225)
Identifiable intangible assets	(20,819)	(24,887)	(23,821)	(28,102)	(32,960)	(28,703)	(32,004)

Total tangible assets (b)	$9,056,575	$8,770,241	$9,475,984	$8,647,523	$8,517,647	$8,223,679	$7,883,728

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2009	2008	2008	2007	2006	2005	2004

Net Income Adjusted for Intangible Amortization
Net income available to common shareholders	$59,172	$67,085	$91,064	$108,595	$119,273	$102,951	$116,709
Plus: Intangible amortization net of tax	1,855	1,986	2,644	3,000	2,522	1,946	1,402

Net income adjusted for intangible amortization	$61,027	$69,071	$93,708	$111,595	$121,795	$104,897	$118,111

Tangible Common Equity Measurements
Return on average tangible common equity(1)	11.89%	14.80%	14.88%	19.17%	20.78%	18.24%	19.80%
Tangible common equity/tangible assets (a)/(b)	7.76%	7.22%	6.95%	6.94%	6.67%	7.00%	7.37%

(1)	Calculation = ((net income adjusted for intangible amortization/number of days in period)*number of days in year)/total average tangible common equity

Risk factors

Any investment in our common stock involves a high degree of risk. You should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2008, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition to these matters, you should carefully consider the risks described below and all of the information contained in and incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below and those incorporated by reference herein are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the risks described below or incorporated by reference herein actually occur, our business, financial condition and results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks described below or incorporated by reference herein also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

RISKS RELATED TO OUR BUSINESS

Declines in asset values may result in impairment charges and adversely affect the value of our investments.

We maintain an investment portfolio that includes, among other asset classes, obligations of states and municipalities, agency mortgage-related securities and corporate securities. As of September 30, 2009, we had approximately $1.5 billion of securities available for sale and $0.2 billion of securities held to maturity. We may be required to record mark-to-market adjustments on our investment securities. The market value of investments in our investment portfolio may be affected by factors other than interest rates or the underlying performance of the issuer of the securities, such as ratings downgrades, adverse changes in the business climate and a lack of pricing information or liquidity in the secondary market for certain investment securities. In addition, government involvement or intervention in the financial markets or the lack thereof or market perceptions regarding the existence or absence of such activities could affect the market and the market prices for these securities.

On a quarterly basis, we evaluate investments and other assets for impairment indicators. As of September 30, 2009, we had total gross unrealized losses in respect of our temporarily impaired securities of $260,000. We may be required to record impairment charges if our investments suffer a decline in value that is other-than-temporary. If we determine that a significant impairment has occurred, we would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on our results of operations in the period in which a write-off, if any, occurs.

We are exposed to operational, reputational and regulatory risk and we must utilize new technologies to deliver our products and services.

As is customary in the banking industry, we are dependent upon automated and non-automated systems to record and process our transaction volume. This poses the risk that technical system flaws, employee errors or tampering or manipulation of those systems by employees, customers or outsiders will result in losses. Any such losses, which may be difficult to detect, could adversely affect our financial condition or results of operations. In addition, the occurrence of such a loss could expose us to reputational risk, the loss of customer business, additional regulatory scrutiny or civil litigation and possible financial

Risk factors

liability. We may also be subject to disruptions of our operating systems arising from events that are beyond our control (for example, computer viruses or electrical or telecommunications outages). We are further exposed to the risk that our third party service providers may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors as us). These disruptions may interfere with service to our customers and result in a financial loss or liability that could adversely affect our financial condition or results of operations.

In order to deliver new products and services and to improve the productivity of existing products and services, the banking industry relies on rapidly evolving technologies. Our ability effectively to utilize new technologies to address our customers’ needs and create operating efficiencies could materially affect our future prospects. We can not provide any assurances that we will be successful in utilizing such new technologies.

RISKS RELATED TO THIS OFFERING

The stock price of financial institutions, like Trustmark, can be volatile.

The volatility in the stock prices of companies in the financial services industry may make it more difficult for you to resell our common stock at prices you find attractive and at the time you want. Our stock price can fluctuate significantly in response to a variety of factors, including factors affecting the financial industry as a whole. Since January 1, 2009, the price of our stock reached a high of $23.45 per share on February 9, 2009 and a low of $14.18 per share on March 6, 2009. The factors affecting financial stocks generally and our stock price in particular include:

➢	actual or anticipated variations in earnings;

➢	changes in analysts’ recommendations or projections;

➢	operating and stock performance of other companies deemed to be peers;

➢	perception in the marketplace regarding Trustmark, its competitors and/or the industry as a whole;

➢	significant acquisitions or business combinations involving us or our competitors;

➢	changes in government regulation; and

➢	failure to integrate acquisitions or realize anticipated benefits from acquisitions.

The existence of the warrant issued by us to the Treasury, as described elsewhere in this prospectus, and the warrant’s potential to cause a dilution to earnings, may also create additional volatility in the market price of our common stock. General market fluctuations, industry factors and general economic and political conditions could also cause the price of our common stock to decrease regardless of operating results.

Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new equity offerings.

We may issue up to 5,405,406 shares (or 6,216,216 shares, if the over-allotment option is exercised in full) of our common stock in this offering. The issuance of these new shares could have the effect of depressing the market price of our common stock. Sales by us or by our shareholders of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of our equity securities.

In connection with this offering, we and our directors and executive officers have agreed, subject to agreed upon exceptions, not to sell, offer or contract to sell any shares of common stock without the

Risk factors

prior written consent of the representative of the underwriters for a period of 90 days after the date of this prospectus supplement. None of our other officers or shareholders have entered into any such lock-up agreement.

Our articles of incorporation authorize our Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to shareholders of our common stock. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

We may not pay dividends on our common stock in the future.

Holders of our common stock are only entitled to receive dividends as our Board of Directors may declare out of funds legally available for such payments. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, compliance with debt instruments, legal requirements and other factors as our Board of Directors deems relevant. The terms of our Senior Preferred limit our ability to declare and pay cash dividends on our common stock under certain circumstances.

Offerings of debt, which would be senior to our common stock, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources by issuing debt or preferred equity securities, including trust preferred securities, senior or subordinated notes and preferred stock. Holders of our debt securities may be entitled to regular interest payments and may receive a security interest in our assets. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders. Our Board of Directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms.

Additionally, under the terms of the Senior Preferred, our ability to declare or pay dividends on or repurchase our common stock or other equity or capital securities will be subject to restrictions in the event that we fail to declare and pay (or set aside for payment) full dividends on the Senior Preferred.

Therefore, if we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Risk factors

We will retain broad discretion in using the net proceeds from this offering, and may use the proceeds for corporate purposes that may not increase our market value or make us more profitable.

Subject to consultation with the Treasury and our banking regulators, we intend to use a portion of the net proceeds of this offering to repurchase all 215,000 shares of our outstanding Senior Preferred. No assurance can be given that such approval will be granted. To the extent we do not repurchase the Senior Preferred, we intend to retain and invest the net proceeds of this offering pending our use of the net proceeds for general corporate purposes. Our management will retain broad discretion with respect to the allocation of the net proceeds of this offering. The net proceeds may be applied in ways with which you and the other investors in the offering may not agree, and to the extent not used, may result in an excess of capital. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable.

There can be no assurance when the senior preferred can be redeemed and the warrant can be repurchased.

Subject to consultation with the Treasury and our banking regulators, we intend to notify the Treasury of our intent to redeem the Senior Preferred in part with the proceeds from this offering, as described in “Use of Proceeds.” However, there can be no assurance when the Senior Preferred can be redeemed, if at all. Our continued participation in the CPP subjects us to potentially increased regulatory and legislative oversight, including with respect to executive compensation. These new and any future oversight and legal requirements and implementing standards under the CPP may have unforeseen or unintended adverse effects on CPP participants such as ourselves. For additional information concerning our participation in the CPP, see “TARP Capital Purchase Program” contained in Item 7. - Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2008.

If we redeem the Senior Preferred, in part with the proceeds of this offering, we intend to seek the agreement of the Treasury to repurchase the warrant at fair market value, as shall be agreed with the Treasury. However, there can be no assurance that we will reach agreement with the Treasury as to a fair market value of the warrant, or that we will repurchase the warrant. The warrant is currently exercisable to purchase up to 1,647,931 shares of our common stock at an exercise price of $19.57 per share, and the exercise of the warrant, in whole or in part, would have a dilutive effect on earnings per share.

Our results of operations depend upon the results of operations of our subsidiaries.

We are a multi-bank holding company that conducts substantially all of our operations through our subsidiary Trustmark National Bank and our other subsidiaries. As a result, our ability to make dividend payments on our common stock will depend primarily upon the receipt of dividends and other distributions from our subsidiaries.

The ability of our banking subsidiaries to pay dividends or make other payments to us is limited by their obligations to maintain sufficient capital and by other general regulatory restrictions on dividends. If they do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

In our 2009 fiscal year, pursuant to the regulations applicable to our primary banking subsidiary, Trustmark National Bank, it is able to dividend to us approximately $44.5 million in addition to its net income for the year without prior regulatory approval. See also “Business—Payment of Dividends and Other Restrictions” in our Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2008. No assurance can be given that our subsidiary Trustmark National Bank will continue to have the same or similar amounts available to dividend to us in the future.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $95.0 million (approximately $109.3 million if the underwriters exercise their over-allotment option in full).

Upon completion of this offering, we intend to notify the Treasury of our intent to redeem all 215,000 outstanding shares of our Senior Preferred. The approval of the Treasury and our banking regulators is required for the redemption of the Senior Preferred. We have consulted with our banking regulators as to our intent to redeem the Senior Preferred, and we understand that the Treasury will also consult with these regulators upon receipt of notice from us of our intent to so redeem. We can make no assurances as to when, or if, we will receive such approvals. If we receive such approvals, we expect to fund any such redemption in part with the proceeds of this offering. The Senior Preferred would be redeemed at its $1,000 per share liquidation amount, plus accrued and unpaid dividends (which we estimate will be approximately $0.9 million as of December 15, 2009, for the period from November 16, 2009 to December 15, 2009).

If we do not redeem the Senior Preferred, we intend to use the net proceeds of this offering for general corporate purposes.

If we redeem all of the 215,000 outstanding shares of our Senior Preferred, we intend to seek agreement with the Treasury to repurchase the warrant exercisable for 1,647,931 shares of our common stock, which we issued to the Treasury as part of our participation in the CPP, at its fair market value.

Price range of common stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol “TRMK.” As of December 1, 2009, we had approximately 57,440,047 shares of common stock outstanding. On December 1, 2009, there were approximately 3,700 holders of record.

The following table sets forth the high and low sales prices of our common stock as reported by the NASDAQ Global Select Market for the periods indicated. The source of the data presented below is Nasdaq Online, a service for Nasdaq-listed companies.

	Low	High

2009
Fourth Quarter (through December 1, 2009)	$18.07	$20.03
Third Quarter	$17.32	$22.00
Second Quarter	$17.36	$23.30
First Quarter	$14.18	$23.45
2008
Fourth Quarter	$14.51	$23.50
Third Quarter	$14.31	$34.00
Second Quarter	$17.64	$24.00
First Quarter	$17.60	$25.72
2007
Fourth Quarter	$23.10	$29.71
Third Quarter	$24.13	$30.15
Second Quarter	$25.04	$28.76
First Quarter	$26.85	$33.69

The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase shares of our common stock. You are urged to obtain current market quotations for our common stock and to review carefully the other information contained in or incorporated by reference into the prospectus.

On December 1, 2009, the last reported price of our common stock on the NASDAQ Global Select Market was $19.00 per share.

Dividend policy

The following table sets forth, for the periods indicated, the cash dividends per share declared and paid for our common stock. We declared a dividend of $0.23 per share on July 28, 2009 for the third quarter of 2009, which was paid on September 15, 2009 to shareholders of record on September 1, 2009. On October 27, 2009, we declared a dividend of $0.23 per share for the fourth quarter of 2009, which is payable on December 15, 2009 to shareholders of record on December 1, 2009.

	Common Stock
	Dividend

2009
Fourth Quarter	$0.23	(1)
Third Quarter	$0.23
Second Quarter	$0.23
First Quarter	$0.23
2008
Fourth Quarter	$0.23
Third Quarter	$0.23
Second Quarter	$0.23
First Quarter	$0.23
2007
Fourth Quarter	$0.23
Third Quarter	$0.22
Second Quarter	$0.22
First Quarter	$0.22

(1)	Payable December 15, 2009.

Currently, our ability to declare or pay dividends on, or purchase, repurchase or otherwise acquire, shares of our common stock is subject to certain restrictions in the event that we fail to pay or set aside full dividends on the Senior Preferred for all past dividend periods. In addition, while we intend, subject to regulatory approval, to repurchase the Senior Preferred, as described in “Use of Proceeds,” currently, prior to the earliest of November 21, 2011, the redemption of all Senior Preferred or the transfer by the Treasury of all its shares of Senior Preferred to third parties, we must obtain regulatory approval to pay dividends on our common stock in excess of $0.23 per share.

The amounts of future dividends will depend upon earnings, overall financial condition, and capital requirements, as well as general business and market conditions, and will be determined by our Board of Directors on a quarterly basis. We cannot assure you that the current $0.23 quarterly cash dividend will not be reduced in the future. See also “Risk Factors—Risks Related to This Offering—Our Results of Operations Depend Upon the Results of Operations of Our Subsidiaries” elsewhere in this prospectus supplement.

Capitalization

The following table shows our cash and due from banks and capitalization as of September 30, 2009 ($ in thousands):

➢	on an actual basis;

➢	on an as adjusted basis, giving effect to this offering (assuming the underwriters do not exercise their over-allotment option), after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

➢	on an as further adjusted basis, giving effect to (1) this offering (assuming the underwriters do not exercise their over-allotment option), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the application of net proceeds of this offering to redeem 215,000 shares of our Senior Preferred, assuming we receive the necessary approvals from the Treasury and our banking regulators.

	As of September 30, 2009
			As Further
	Actual	As Adjusted(1)	Adjusted(2)

Cash and due from banks(3)	$191,449	$286,449	$190,105

Short-term borrowings	$315,105	$315,105	$315,105

Long-term FHLB borrowings	$75,000	$75,000	$195,000

Subordinated notes	$49,766	$49,766	$49,766

Junior subordinated debt securities	$70,104	$70,104	$70,104

Shareholders’ equity
Preferred stock—authorized 20,000,000 shares Series A, no par value, (liquidation preference $1,000 per share) Issued and outstanding: 215,000 shares	$206,461	$206,461	$—
Common stock, no par value:
Authorized: 250,000,000 shares Issued and outstanding—57,440,047 shares—actual; 62,845,453 shares—as adjusted and as further adjusted	11,968	13,094	13,094
Capital surplus	145,352	239,226	239,226
Retained earnings	854,508	854,508	844,625
Accumulated other comprehensive income, net of tax	3,072	3,072	3,072

Total Trustmark shareholders’ equity	$1,221,361	$1,316,361	$1,100,017

(1)	Does not reflect the use of any of the net proceeds from this offering to repurchase 215,000 shares of our Senior Preferred.

(2)	The $215.0 million cash to be paid for the Senior Preferred will exceed the $206.5 million carrying amount of the Senior Preferred by $8.5 million. This excess represents an acceleration of the remaining preferred stock discount, which has the effect of reducing net income available to common shareholders and earnings per share in the period in which the repurchase occurs. The information in this column also reflects payment of approximately $1.3 million in dividends

Capitalization

accrued on the Senior Preferred for the period from August 16, 2009 to September 30, 2009. The as further adjusted information discussed in this footnote is illustrative only and will change based on the timing of any redemption of the Senior Preferred and our actual use of the net proceeds from this offering.

(3)	The cash and due from banks amount is reported on a consolidated basis, and includes cash held by us and our subsidiaries, including Trustmark National Bank. Our access to any cash held by our subsidiaries is subject to regulatory, statutory and other applicable requirements, including separate holding company and bank capital regulatory requirements and statutory limits on dividends.

Material United States federal income and estate tax consequences to non-U.S. holders

The following is a general summary of the material United States federal income and estate tax consequences that may be relevant to the purchase, ownership and disposition of our common stock as of the date of this prospectus supplement. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

➢	an individual citizen or resident of the United States;

➢	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to United States federal income taxation regardless of its source; or

➢	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). A change in law could alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

DIVIDENDS

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such

Material United States federal income and estate tax consequences to non-U.S. holders dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is eligible for benefits under the applicable treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, Treasury regulations provide special procedures for payments of dividends through certain intermediaries.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

➢	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

➢	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

➢	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

FEDERAL ESTATE TAX

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Material United States federal income and estate tax consequences to non-U.S. holders

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States- related financial intermediaries, unless the beneficial owner provides a properly executed Internal Revenue Service Form W-8BEN (or other applicable form) and certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption. Certain shareholders, including all corporations, are exempt from the backup withholding rules.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Certain ERISA considerations

Our common stock may be acquired and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or by an individual retirement account or other plan subject to Section 4975 of the Code. A fiduciary of an employee benefit plan subject to ERISA must determine that the purchase of our common stock is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code must also determine that its purchase of our common stock will not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA and Section 4975 of the Code.

Governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws, which we refer to as Similar Laws. Each holder of our common stock who has acquired our common stock with the assets of any plan, account or other arrangement which is subject to Section 406 of ERISA, Section 4975 of the Code, or any Similar Law, each of whom we refer to as a Plan Investor, will be deemed to have represented by its acquisition of our common stock that it has not relied on our advice, the advice of the underwriters or the advice of any of our affiliates in reaching the decision to acquire our common stock, and that its acquisition of our common stock does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Law. The sale of common stock to any Plan Investor is in no respect a representation by us, the underwriters or any of our or their respective affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally or any particular Plan Investor.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in a breach of fiduciary duty or a non-exempt prohibited transaction, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any Plan Investor, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through the underwriters named below. UBS Securities LLC and J.P. Morgan Securities Inc. are the joint book-running managers of this offering and representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Number of
Underwriters	common shares

UBS Securities LLC	2,702,704
J.P. Morgan Securities Inc.	1,351,352
Keefe, Bruyette & Woods, Inc.	675,675
Sandler O’Neill & Partners, L.P.	675,675

Total	5,405,406

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 810,810 shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.49 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase an additional 810,810 shares of our common stock.

	No exercise	Full exercise

Per common share	$0.8325	$0.8325
Total	$4,500,000	$5,175,000

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $500,000.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and the executive officers and directors of Trustmark National Bank have entered into lock-up agreements with the underwriters.

Under these agreements, subject to certain exceptions, we may not (without the prior written approval of UBS Securities LLC and J.P. Morgan Securities Inc.) and such other persons may not (without the prior written approval of UBS Securities LLC), offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock.

These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC and/or J.P. Morgan Securities Inc., as the case may be, may, jointly in its or their discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET LISTING

Our common stock is listed/quoted on the NASDAQ Global Select Market under the symbol “TRMK.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the

Underwriting

underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher that the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

AFFILIATIONS

Certain of the underwriters and their affiliates may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to investors

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a)  to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

c)  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive. provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

UNITED KINGDOM

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

SWITZERLAND

Our securities may not and will not be publicly offered, distributed or re-distributed in or from Switzerland, and neither this prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the

Notice to investors

Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

HONG KONG

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

SINGAPORE

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Notice to investors

JAPAN

Our securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

AUSTRALIA

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

Legal matters

The validity of the issuance of the common stock offered hereby by Trustmark will be passed upon for us by Brunini, Grantham, Grower & Hewes, PLLC, Jackson, Mississippi. Certain legal matters with respect to this offering will be passed upon for us by Covington & Burling LLP, New York, New York. The underwriters have been represented by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Trustmark as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements refers to Trustmark’s 2008 change in accounting for fair value measurements, its 2007 change in accounting for uncertainty in tax positions and its 2006 change in accounting for defined benefit pension and postretirement benefit plans.

TRUSTMARK CORPORATION
248 East Capitol Street
Jackson, Mississippi 39201
(601) 208-5111

Common Stock

We may offer and sell from time to time, in one or more offerings, shares of our common stock at prices and on terms determined at the time of any such offering. We may offer and sell our common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. Each time any shares of our common stock are offered pursuant to this prospectus, they will be accompanied by a prospectus supplement that will contain more specific information about the offering, including the names of any underwriters, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the accompanying prospectus supplement and any other offering material we provide before you decide whether to invest in our common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “TRMK.” On November 25, 2009, the last reported sale price of Trustmark Corporation common stock on the NASDAQ Global Select Market was $19.36 per share.

Investing in our securities involves risks.  You should read this entire prospectus and any applicable prospectus supplement carefully before you make your investment decision. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 30, 2009.

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. Under the shelf registration statement, we may, from time to time, sell the offered securities described in this prospectus in one or more offerings.

Additionally, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering. We may also provide a prospectus supplement to add, update or change information contained in this prospectus.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the shelf registration statement. We have omitted parts of the shelf registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the shelf registration statement on Form S-3 of which this prospectus is a part, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC rules and regulations require that an agreement or document be filed as an exhibit to the shelf registration statement, please see that agreement or document for a complete description of these matters.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. No offer to sell these securities is being made in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus and, if applicable, any prospectus supplement or any document incorporated by reference in this prospectus or any prospectus supplement, is accurate as of any date other than the date on the front cover of this prospectus or on the front cover of the applicable prospectus supplement or documents or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

You should read both this prospectus and any prospectus supplement together with the additional information described under the caption “Where You Can Find More Information” in this prospectus.

In this prospectus, “Trustmark,” “we,” “our,” “ours,” and “us” refer to Trustmark Corporation, which is a multi-bank holding company headquartered in Jackson, Mississippi, and its subsidiaries on a consolidated basis, unless the context otherwise requires.

Where you can find more information

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements and annual, quarterly and current

Where you can find more information

reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (www.sec.gov).

Incorporation of certain documents by reference

We incorporate into this prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act:

➢	Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009;

➢	Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2008, filed with the SEC on July 2, 2009;

➢	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009 filed with the SEC on May 11, August 7 and November 9, 2009, respectively;

➢	Current Reports on Form 8-K, filed with the SEC on January 30, February 2, April 6, May 1, July 2, September 18 and November 30, 2009; and

➢	The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on April 29, 1969, as amended, under Section 12 of the Exchange Act.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus until the termination of the offering of all securities under this prospectus shall be deemed to be incorporated in this prospectus by reference. The information contained on our website (http://www.trustmark.com) is not incorporated into this prospectus.

In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Corporate Secretary, Trustmark Corporation, 248 East Capitol Street, Jackson, Mississippi 39201, or call (601) 208-5111.

Forward-looking statements

Certain statements contained in this prospectus and the documents incorporated herein are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or

Forward-looking statements

other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. These forward-looking statements include, but are not limited to, statements relating to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things and encompass any estimate, prediction, expectation, projection, opinion, anticipation, outlook or statement of belief included therein as well as the management assumptions underlying these forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of the events described under the caption “Risk Factors” beginning on page 3 of this prospectus and in the information incorporated by reference, could have an adverse effect on our business, results of operations and financial condition. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected.

Risks that could cause actual results to differ materially from current expectations of management include, but are not limited to, changes in the level of nonperforming assets and charge-offs, local, state and national economic and market conditions, including the extent and duration of the current volatility in the credit and financial markets, changes in our ability to measure the fair value of assets in our portfolio, material changes in the level and/or volatility of market interest rates, the performance and demand for the products and services we offer, including the level and timing of withdrawals from our deposit accounts, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, our ability to attract noninterest-bearing deposits and other low-cost funds, competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, economic conditions and monetary and other governmental actions designed to address the level and volatility of interest rates and the volatility of securities, currency and other markets, the enactment of legislation and changes in existing regulations, or enforcement practices, or the adoption of new regulations, changes in accounting standards and practices, including changes in the interpretation of existing standards, that effect our consolidated financial statements, changes in consumer spending, borrowings and savings habits, technological changes, changes in the financial performance or condition of Trustmark’s borrowers, changes in Trustmark’s ability to control expenses, changes in Trustmark’s compensation and benefit plans, greater than expected costs or difficulties related to the integration of new products and lines of business, natural disasters, acts of war or terrorism and other risks described in Trustmark’s filings with the Securities and Exchange Commission.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Except as required by law, Trustmark undertakes no obligation to update or revise any of this information, whether as the result of new information, future events or developments or otherwise.

Risk factors

Investing in our common stock involves risk.  You should carefully consider the specific risks discussed or incorporated by reference in the applicable prospectus supplement, together with all the other information contained in the prospectus supplement or contained in or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in the applicable prospectus supplement and in our Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2008, which are incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

Use of proceeds

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the common stock offered by this prospectus for general corporate purposes, including working capital, capital expenditures, investments in or advances to existing or future subsidiaries, repayment of maturing obligations and refinancing of outstanding indebtedness. Pending any such use, we may temporarily invest the proceeds or use them to reduce short-term indebtedness.

Description of capital stock

The following description summarizes the terms of our capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of Mississippi law, including the Mississippi Business Corporation Act, our articles of incorporation, as amended, and our bylaws. Our articles of incorporation and bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, which is filed with the SEC. See “Where You Can Find More Information.”

COMMON STOCK

We have authorized 250,000,000 shares of common stock, no par value. The common stock is listed on the NASDAQ Global Select Market. Its symbol is “TRMK.”

Dividend Rights

Holders of outstanding shares of our common stock are entitled to receive such dividends, if any, as may be declared by our Board of Directors, in its discretion, out of funds legally available therefore.

Other than under certain circumstances, the consent of the United States Department of the Treasury (the “Treasury”) is required for any increase in the quarterly dividends per share of our common stock above $0.23 per share, until the earliest of (i) the date on which our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, (no par) liquidation preference $1,000 per share (the “Senior Preferred”) is redeemed in whole, (ii) November 21, 2011, or (iii) the transfer by the Treasury of all of its shares of the Senior Preferred to a third party. In addition, for as long as the Senior Preferred is outstanding, no dividends may be declared or paid on shares of junior preferred stock, shares of preferred stock ranking equal to the Senior Preferred, or shares of our common stock, nor may we repurchase or redeem any such shares, unless all accrued and unpaid dividends for all past dividend periods on the Senior Preferred are fully paid.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters to be voted on by our shareholders, including the election of directors. Holders of common stock have cumulative voting rights with respect to the election of directors. Under the Mississippi Business Corporation Act, an affirmative vote of the majority of the shareholders present at a meeting is sufficient in order to take most shareholder actions. Certain extraordinary actions, such as mergers and share exchanges, require the affirmative vote of a majority of the shares entitled to vote.

Description of capital stock

Liquidation Rights

In the event of the liquidation of Trustmark, the holders of common stock are entitled to receive pro rata any assets distributed to shareholders with respect to their shares, after payment of all debts and payments to holders of our preferred stock, if any.

Preemptive Rights

Holders of common stock have no right to subscribe to additional shares of capital stock that may be issued by us.

Anti-Takeover Provisions Under Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may delay, deter or inhibit a future acquisition of us not approved by our Board of Directors. Such a result could occur even if our shareholders are offered an attractive value for their shares or even if a majority of our shareholders believe the takeover is in their best interest.

For example, our articles of incorporation authorize our Board of Directors to issue a series of preferred stock without any further approval from our shareholders, with the designations, preferences and relative rights, qualifications, limitations or restrictions, as the Board of Directors determines in its discretion. See “Preferred Stock” below for more information about the terms of any series of preferred stock that the Board may decide to issue.

Our bylaws include restrictions on the ability of a shareholder to call a special shareholder meeting and also establish advance notice procedures for the nomination of candidates for election to the Board of Directors by persons other than the Board of Directors and require that such a shareholder provide detailed information about the nominee and satisfy certain other conditions.

These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors in connection with any such transaction.

PREFERRED STOCK

Under our articles of incorporation, as amended, our Board of Directors has the authority, without further shareholder action, to issue a maximum of 20,000,000 shares of preferred stock, in one or more series, with such terms and for such consideration as may be fixed by the Board of Directors. As of the date of this prospectus, no preferred shares were issued and outstanding, other than the 215,000 shares of our Senior Preferred.

Senior Preferred

On November 21, 2008, we issued 215,000 shares of the Senior Preferred, having a liquidation amount of $1,000 per share, to Treasury under the Capital Purchase Program (“CPP”) for proceeds of $215,000,000. The Senior Preferred does not have preemptive rights or subscription rights.

Dividends

Dividends on the Senior Preferred accrue and are payable quarterly, on February 15, May 15, August 15 and November 15 of each year, at a rate of 5.00% per annum until, but excluding, February 15, 2014, and from that date and thereafter at a rate of 9.00% per annum. For as long as the Senior Preferred is outstanding, no dividends may be declared or paid on shares of junior preferred stock, shares of preferred stock ranking equal to the Senior Preferred, or shares of our common stock,

Description of capital stock

nor may we repurchase or redeem any such shares, unless all accrued and unpaid dividends for all past dividend periods on the Senior Preferred are fully paid. We have paid all scheduled and required dividends on the Senior Preferred through November 15, 2009.

Redemption

Under the terms of the original CPP, the Senior Preferred could not be redeemed within three years following the date of issuance except with the proceeds of a qualified equity offering. However, upon enactment in February of the American Recovery and Reinvestment Act of 2009, the Treasury is required, subject to consultation with appropriate banking regulators, to permit participants in the CPP to repay any amounts previously received without regard to whether the recipient has replaced such funds from any other source or to any waiting period. All redemptions of the Senior Preferred shall be at 100% of the issue price, plus any accrued and unpaid dividends.

Voting Rights

Except as provided below or as otherwise provided by applicable law, the holders of the Senior Preferred have no voting rights.

Whenever dividends payable on any shares of Senior Preferred shall have not been declared and paid in full for at least six quarterly dividend periods, whether or not for consecutive dividend periods, the number of directors on our board of directors will be increased by two and the holders of shares of Senior Preferred, together with the holders of all other affected classes and series of parity stock, voting as a single class, shall be entitled to elect the two additional directors. These voting rights will continue until full dividends have been paid for all accrued and unpaid dividends through the relevant dividend period.

So long as any shares of Senior Preferred are outstanding, the vote or consent of the holders of at least 66 2/3% of the shares of Senior Preferred shall be necessary for effecting or validating: (i) any amendment of our articles of incorporation to authorize, or increase the authorized amount of, or to issue, any shares of, or any securities convertible into or exchangeable for shares of, any class or series of capital stock ranking senior to the Senior Preferred with respect to payment of dividends or distribution of assets on our liquidation; as well as any amendment, alteration or repeal of any provision of our articles of incorporation or bylaws that would alter or change the voting powers, preferences or special rights of the Senior Preferred so as to affect them adversely; or (ii) any merger or consolidation of us with or into any entity other than a corporation, or any merger or consolidation of us with or into any other corporation if we are not the surviving corporation in such merger or consolidation and if the Senior Preferred is changed in such merger or consolidation into anything other than a class or series of preferred stock of the surviving or resulting corporation, or a corporation controlling such corporation, having voting powers, preferences and special rights that, taken as a whole, are materially less favorable to the holders thereof than those of the Senior Preferred immediately prior to such merger or consolidation.

WARRANT

In connection with the issuance of our Senior Preferred, we also issued a warrant for 1,647,931 shares of our common stock to the Treasury at an exercise price of $19.57 per share. The warrant was exercisable at issuance and expires on November 20, 2018. If we elect to repurchase our Senior Preferred, we will also have the right to repurchase the related warrant at fair market value. If we elect to repurchase our Senior Preferred but do not elect to repurchase the related warrant, we will be required to issue a substitute warrant to the Treasury that the Treasury may exercise or transfer to a third party.

Plan of distribution

We may sell our common stock offered by this prospectus:

➢	through agents;

➢	to or through underwriters;

➢	through dealers;

➢	directly by us to other purchasers; or

➢	through a combination of any such methods of sale.

Any underwriters or agents will be identified and their discounts, commissions and other items constituting underwriters’ compensation will be described in the applicable prospectus supplement.

We (directly or through agents) may sell, and the underwriters may resell, the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of common stock, the underwriters or agents may receive compensation from us or from purchasers of the common stock for whom they may act as agents. The underwriters may sell common stock to or through dealers, who may also receive compensation from purchasers of the common stock for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common stock by them may be treated as underwriting discounts and commissions under the Securities Act.

We may indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments they may be required to make in respect of such liabilities.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to a particular offering of common stock, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the common stock from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

Legal matters

The validity of the issuance of the common stock offered hereby by Trustmark will be passed upon for us by Brunini, Grantham, Grower & Hewes, PLLC, Jackson, Mississippi. In connection with particular offerings of common stock, and if stated in the applicable prospectus supplements, certain legal matters with respect to such offerings will be passed upon for us by Covington & Burling LLP, New York, New York. Any underwriter, dealer or agent will be advised about other issues relating to any offering by its own legal counsel named in the applicable prospectus supplement.

Experts

The consolidated financial statements of Trustmark as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements refers to Trustmark’s 2008 change in accounting for fair value measurements, its 2007 change in accounting for uncertainty in tax positions and its 2006 change in accounting for defined benefit pension and postretirement benefit plans.